UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q1 2016 Results Presentation

Item 1

Stefan Borgas | President & CEO May 18 , 2016 Q 1 2016 Results

 Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2015 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with U . S . GAAP because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with GAAP . Please refer to our Annual Report on Form 20 - F for the year ended December 31 , 2015 filed with TASE and the SEC for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP .

CEO Stefan Borgas Essential Minerals Division Nissim Adar Specialty Solutions Division Mark Volmer  ICL’s Adapted Organization Structure: Enabling Strategic Growth Potash & Magnesium BU Advanced Additives BU Phosphates BU Industrial Products BU Food Specialties BU Specialty Fertilizers BU ~ 1 , 500 ~ 1 , 100 ~ 950 ~ 870 ~ 600 ~ 700 FY 2015 Previously * B efore elimination of inter - business units sales CFO Kobi Altman COO Charlie Weidhas Sales * ($ Million) Q 1 2016 ~ 210 ~ 230 ~ 160 ~ 190 ~ 270 ~ 300 2015 sales: ~$ 2.6 B 2015 sales: ~$ 3.1 B

 Aligning Organization Structure With Strategy □ Focus capabilities based on business needs: operational efficiencies for Essential Minerals and commercial excellence for Industrial Solutions □ Improved execution capabilities □ Improved market orientation □ Facilitate enhanced efficiency delivery above $ 400 million How will ICL benefit

 Q 1 2016 Results Summary $ millions Q 1 16 Q 1 15 % change Q 4 15 % change Sales 1 , 265 1 , 403 (9.8)% 1 , 427 (11.4)% Adjusted operating income 115 275 (58.2)% 233 (50.6)% Adjusted net income 85 193 (56.0)% 180 (52.8)% Adjusted EPS 0.07 0.15 (53.3)% 0.14 (50.0)% Operating cash flow 222 66 236.4% 55 303.6 % External potash sales (thousand tonnes ) 893 1 , 067 (16.3)% 1 , 416 (36.9)% Average potash selling price - FOB 235 292 (19.5)% 268 (12.3)% ▪ Significant market uncertainty weighed on Essential Minerals businesses ▪ Downstream specialty businesses demonstrated stronger resilience ▪ Disciplined c apital allocation supports short - term free cash flow and remains on high priority See Q 1 2016 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income.

Business Environment & Major Developments ▪ Weak sales to China and India negatively affected potash profits ▪ ICL will benefit from its stockpiling ability at the Dead Sea when business resumes ▪ Phosphate prices under pressure due to competitive dynamics between Chinese and Moroccan producers ▪ Weak phosphate market in China impacting YPH results ▪ Bromine business improvement driven by prices, costs and new products more than offset low volumes of clear brine fluids ▪ New Food products and customers are supporting growth in whey protein and blended solutions ▪ Economic situation, destocking and competition negatively impacted phosphate downstream businesses ▪ Low commodity prices partially flows through into downstream Specialty Fertilizers, Advanced Additives and phosphoric flame retardants Essential Minerals $ million Q1 2016 Q1 2015 Sales* 578 669 Adj. O/I 31 203 Specialty Solutions $ million Q1 2016 Q1 2015 Sales* 787 785 Adj. O/I 80 82 Segment results Q 1 2016 ICL Fertilizers $ million Q1 2016 Q1 2015 Sales* 717 812 Adj. O/I 41 220 ICL Industrial Products $ million Q1 2016 Q1 2015 Sales* 286 283 Adj. O/I 47 32 ICL Performance Products $ million Q1 2016 Q1 2015 Sales* 321 364 Adj. O/I 25 30 ϲ * Including inter - segment/inter - business - units sales.

Q1 2015 Q1 2016 7 Industrial Products: Successful Strategy Implementation Chinese bromine prices continue their upward trend 2000 2400 2800 3200 3600 New products sales drive sharp increase in operating income US$ Budget Q1 2016 HR Procurement Production Efficiency improvements surpasses expectations …all bringing adjusted operating income to $ 47 million with 17 % operating margin 7% 9% 11% 13% 15% 17% 19% Operating income margins Despite weakness in the Clear B rine Fluids and Specialty Minerals businesses

ICL Food Specialties: New Blended Solutions Driving Growth

Increased demand for blended solutions and dairy protein products from existing and new customers

ICL Customer Innovation Workshops in the US and Brazil

- ✓ More than 50 key Food Specialties customers attended
- ✓ Featured ICL Food Specialties ingredient technologies
- ✓ Unveiled newly expanded North America and Brazil application centers

Research Chefs Association Conference

- ✓ New product technology: clear, low-pH whey protein beverage, meatless hot dogs
- ✓ Rising interest: over 400 samples served in 4.5 hours

New products sales continuous increase



Jan
Feb
Mar
2015
2016



Levona® Brio for leavening, **Salona®** for flavor and **JOHA® SE** for stabilization of proteins



BEKABAKE® EF 2 100% egg replacement and **BEKAPLUS® DP 302** to help emulsify proteins



ROVITARIS™ protein system providing an appetizing, healthy meat-free option
BEKAPLUS® BP 900 for clear protein solution

Where needs take us
8

Financial Results Kobi Altman CFO

176 115 99 * 28 11 4 81 114 1 , 403 1 , 265 164 70 19 49 77 227  Challenging Business Environment Negatively Impacted Results Q 1 2016 Sales Q 1 2016 Adjusted o perating income Numbers may not add up due to rounding $ millions Q 1 16 Q 1 15 % change Q 4 15 % change Sales 1 , 265 1 , 403 (9.8)% 1 , 427 (11.4)% Adjusted operating income 115 275 (58.2)% 233 (50.6)% Net income 66 217 (69.6)% 96 (31.3)% Adjusted net income 85 193 (56.0)% 180 (52.8)% Cash flow from operations 222 66 236.4% 56 296.4 % Free cash flow 38 (72) (92) Capital Expenditures 163 222 (26.6)% 529 (69.2)% See Q 1 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. * Strike impact Q 1 2015

 Sales by Business Unit Numbers may not add due to rounding 1 , 403 1 , 265 33 16 9 8 5 25 57 117

 Specialty Solutions Take Front Row Amid Weakness in Commodity 28% 72% 1 Q 2016 71% 29% 1 Q 2015 42% 58% 1 Q 2016 46% 54% 1 Q 2015 Operating Income Sales Essential Minerals Specialty Solutions

 Potash Bridge Analysis Sales ($M) Adjusted Operating income* ($M) See Q 1 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. 377 260 136 8 62 183 Numbers may not add due to rounding 92 27 85 6 2 11 62 81 * Strike impact Q 1 2015

 Phosphate and Specialty Fertilizers Sales ($M) Adjusted Operating income* ($M) See Q 1 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. 452 474 63 4 13 24 Numbers may not add due to rounding 43 14 17 2 3 3 14 24

 Industrial Products Sales ($M) Adjusted Operating income* ($M) Numbers may not add due to rounding See Q 1 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. 283 286 28 3 2 26 * Strike impact Q 1 2015 20 47 12 * 12 6 3 6

 Performance Products Sales ($M) Adjusted Operating income* ($M) See Q 4 2015 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. 364 321 7 3 1 5 49 30 25 9 1 4 11 Numbers may not add due to rounding

2014A 2015A 2016E 2018E Efficiency Initiatives and Cash Flow Optimization 17 USD millions 2016 E efficiency gains contribution breakdown* Efficiency gains contribution* 275 100 ~ 400 ▪ Improving working capital to generate additional $ 50 M in cash flow. ▪ CapEx not to exceed $ 650 M in 2016 - 2017 Operational Excellence Procurement HR 475 - 500 * Compared to 2013

2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 498 14 14 238 25 1 , 145 18 19 1 , 010 0 46 103 103 103 103 Loans New Debentures  Refinancing Short - term Credit Lines Through A Successful Bond Issuance □ Successful placement of debentures of NIS ~ 1.57 billion (~$ 413 million), 2.45 % interest rate □ Proceeds used to free - up credit lines x Strengthening our financial position x Extending the average term of maturity of our outstanding debt Net debt* ~$ 3.5 B Available credit lines ~$1.0B * Including approx. $ 300 million securitizations ICL Maturities 30 / 04 / 2016 (US$ millions)

ϭϵ Capital Allocation Approach Long - term value creation Manage debt level Shareholder’s return FINANCIAL STABILITY ▪ Dividend policy adapted to current market environment: payout ratio up to 50 % of annual adjusted net income ▪ New dividend policy to provide certainty to shareholders while keeping ICL’s financial strength intact ▪ Policy will reviewed once market conditions stabilize

Thank You

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 18, 2016